Pacific Life Insurance Company

700 Newport Center Drive

Newport Beach, California 92660-6397

October 22, 2014

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Post-Effective Amendment No. 5 for Schwab Retirement Income Variable Annuity (File Number 333- 178739) funded by Separate Account A of Pacific Life Insurance Company (File Number 811-08946); Request for Withdrawal of Post-Effective Amendment

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life, we hereby request the withdrawal of Post-Effective Amendment No. 5 (“Amendment”) to the above referenced Registration Statement, filed on August 22, 2014.

We request withdrawal of the Amendment since we will not proceed with the product modifications within the time frame indicated in the Amendment. In addition, we filed a subsequent amendment (Post-Effective Amendment No. 6 – filed October 2, 2014) designed to replace the previously filed Amendment. As a result, we respectfully request withdrawal of the Amendment as soon as practicable.

No securities were sold in connection with this Amendment.

Please note that we are filing this application to request a withdrawal of the above referenced Amendment only and are not applying for withdrawal of the entire Registration Statement or Post-Effective Amendment No. 6.

If you have any questions regarding this matter, please contact the undersigned at (949) 219-3943.

Sincerely,

/s/ BRANDON J. CAGE

Brandon J. Cage

Assistant Vice President, Counsel